SUB-ITEM 77D: Policies with respect to security investments

Describe any material change which has occurred in the investment policy of the registrant with respect to each of the following matters that has not been approved by shareholders.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Any other investment policy set forth in the registrant's charter, by-laws or prospectus.

Investment policy changes set forth in the registrant's prospectus dated April 24, 2017.
1	JNL Government Money Market Fund

The JNL Government Money Market Fund, under normal circumstances, will invest at least 80% of its net assets, plus any borrowings for investment purposes, in government securities or repurchase agreements collateralized by government securities.